On May 29, 2019, Nasdaq Listing Qualifications staff (Staff) notified Yangtze River Port and Logistics Limited (Company) that it determined to delist the Company based on Rule 5101. On June 4, 2019, the
Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on July 11, 2019. On August 16, 2019, the Panel issued a decision to delist the Company securities. On August
23, 2019, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On October 17, 2019, the Council issued a decision that affirmed the Panel decision to delist the Company securities. On November 7, 2019, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).